                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             -----------------------

                              ATLANTIC REALTY TRUST
                              ---------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    048798102
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                    Carolyn Tiffany                             David J. Heymann
First Union Real Estate Equity and Mortgage Investments   Post Heymann & Koffler, LLP
                    7 Bulfinch Place                           Two Jericho Plaza
                       Suite 500                                     Wing A
              Boston, Massachusetts 02114                   Jericho, New York 11753
                     (617) 570-4614                              (516) 681-3636

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                         Page 1 of 5

CUSIP NO. 048798102                  13D/A                           Page 2 of 5

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    First Union Real Estate Equity and Mortgage Investments
    I.R.S. I.D. No.  34-6513657
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a) [ ]
                                                            (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Sources of Funds *

    WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                     [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number             7.   Sole Voting Power            194,250
of                 -----------------------------------------------
Shares             8.   Shared Voting Power          - 0 -
Beneficially       -----------------------------------------------
Owned by Each      9.   Sole Dispositive Power       194,250
Reporting          -----------------------------------------------
Person With        10.  Shared Dispositive Power     - 0 -
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     194,250 Shares
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                     [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 048798102                  13D/A                           Page 3 of 5

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Michael L. Ashner
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a) [ ]
                                                            (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Sources of Funds *

    WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                     [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    New York
--------------------------------------------------------------------------------
Number             7.   Sole Voting Power          55,400
of                 ----------------------------------------------
Shares             8.   Shared Voting Power        - 0 -
Beneficially       ----------------------------------------------
Owned by Each      9.   Sole Dispositive Power     55,400
Reporting          ----------------------------------------------
Person With        10.  Shared Dispositive Power   - 0 -
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     55,400 Shares
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                     [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends an error in Amendment No. 3 filed on July 19, 2004 that incorrectly characterized the transactions in Item 5(c) as purchases when they were sales. In addition, this Amendment No. 4 amends certain additional information contained in the Schedule 13D filed jointly by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") and Michael L. Ashner, with respect to their interests in Atlantic Realty Trust, as amended by Amendment No. 1 to Schedule 13D dated January 15, 2004, as further amended by Amendment No. 2 to Schedule 13D dated April 19, 2004 and as further amended by Amendment No. 3 dated July 19, 2004 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


     Item 5. Interest of Securities of the Issuer.

     (a) First Union directly owns 194,250 Shares representing 5.45% of the total outstanding Shares. Ashner, together with his wife, directly owns 55,400 Shares representing 1.56%. First Union disclaims beneficial ownership of the shares held by Ashner and Ashner disclaims beneficial ownership of the Shares held by First Union. The foregoing is based upon 3,561,553 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-Q.

     (b) First Union has the sole power to vote and dispose of 194,250 Shares owner by First Union and Ashner has the sole power to vote and dispose of the 55,400 Shares owned by Ashner.

     (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were sales effected by First Union on the open market.

         Date            Number of Shares       Price Per Share
         ----            ----------------       ---------------
         5/20/04                   500             $17.00
         5/25/04                 4,000             $16.86
         6/1/04                    200             $16.85
         6/9/04                  3,000             $16.10
         6/10/04                 7,600             $16.91
         6/23/04                 3,750             $16.61
         6/24/04                   650             $16.65
         7/13/04                 5,250             $16.50
         7/16/04                19,300             $16.50
         7/19/04                 2,900             $16.40
         7/20/04                25,600             $16.40

Set forth below is a description of all transactions in Shares that were effected during the past sixty days by Ashner. All such transactions were sales effected by Ashner on the open market.

         Date            Number of Shares      Price Per Share
         ----            ----------------      ---------------
         5/20/04                   200            $17.00
         5/25/04                 1,300            $16.86
         6/9/04                  1,400            $16.10
         6/10/04                 2,575            $16.91
         6/23/04                 1,250            $16.61
         6/24/04                   225            $16.65
         7/13/04                 1,750            $16.50
         7/16/04                 6,400            $16.50
         7/19/04                 1,000            $16.40
         7/20/04                 8,500            $16.40

     (d) Not applicable

     (e) Not applicable


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2004                  FIRST UNION REAL ESTATE EQUITY AND
                                       MORTGAGE INVESTMENTS


                                       By: /s/ Michael L. Ashner
                                           ------------------------------------
                                           Michael L. Ashner
                                           Chief Executive Officer


Dated:  July 20, 2004                  /s/ Michael L. Ashner
                                       ----------------------------------------
                                       Michael L. Ashner


                                                                     Page 5 of 5